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                                                                  EXHIBIT (d)(3)

                                                         October 16, 2002

Gerald R. Forsythe
Forsythe Racing, Inc.
1111 S. Willis Avenue
Wheeling, IL 60090

         Re:      Championship Auto Racing Teams, Inc.

Dear Gerry:

         The purpose of this letter is to set forth the understanding between Championship Auto Racing Teams, Inc. ("CART") and Gerald R. Forsythe and all entities directly or indirectly controlled by you as defined by the requirements of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended (the "Act").

         It is CART's understanding that you currently own 3,377,600 shares of CART stock, which represents approximately 23% of the outstanding shares of CART based on its currently issued and outstanding shares of 14,718,000 ("Current Shareholdings"). It is our understanding that you may wish to purchase, in block purchases or in the open market up to an additional 287,182 shares of CART ("Additional Shares").

         As you are aware, CART has adopted a Stockholder's Rights Agreement that provides, in part, that certain rights may be issued to the Company's shareholders in the event that an Acquiring Person acquires more than 15% of CART's outstanding common stock, or publicly announces a tender offer to do so or engages in certain other "Change of Control" actions. The Board of Directors of CART has amended the Rights Agreement to permit you to acquire 3,377,600 shares and is willing to further amend the Rights Agreement to permit you to acquire an additional 287,182 shares provided that, with respect to those Additional Shares, you agree to the following terms and conditions, which are consistent with the September 11, 2002 agreement which you previously signed:

         A. For purposes of this agreement, a "Strategic Transaction" shall include: (i) the merger, consolidation, sale of substantially all of the assets of CART to another entity not controlled by the existing CART shareholders or similar transactions; or (ii) the solicitation, initiation of a tender offer as defined under Section 14 of the Act; or (iii) the solicitation of proxies seeking Board representation or the removal of any directors or a change in the composition or size of the Board of Directors of CART; or (iv) the making of any request to amend or waive any provision of the Stockholder's Rights Agreement.

         B. With respect to any Strategic Transaction, you and your affiliates agree that, for a period of three (3) years from the date hereof any Additional Shares will be voted in accordance with the recommendation of the then existing Board of Directors of CART on any such transaction. In addition, to the extent that the Strategic Transaction includes a proposal, either by

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Gerald R. Forsythe
October 16, 2002
Page 2

                  merger, consolidation, sale of substantially all of the assets of CART, tender offer or otherwise, the result of which would be that CART common stock or assets are exchanged for other securities or consideration, then you agree that such Additional Shares will be exchanged on the same basis as other common stock of CART, provided that such transaction is approved by the then existing Board of Directors of CART.

         It is the intention of this agreement to restrict your voting and disposition of your Additional Shares consistent with the terms of this agreement, but not to limit your rights with respect to voting or disposition of your Current Shareholdings, except the New Shares which are subject to your letter agreement of September 11, 2002. This agreement shall not restrict your right to sell your Additional Shares in the ordinary course not involving a Strategic Transaction.

         If this agreement is acceptable to you, please execute a copy of this agreement and return it to my attention at your earliest convenience. Please be advised, that the result of this agreement will be that an amendment to the Company's Stockholder's Rights Agreement will be prepared, filed with the Securities and Exchange Commission and a press release will be issued advising CART shareholders that this action has taken place.

         If you have any questions, please call me at your convenience.

                                   Sincerely yours,

                                   Championship Auto Racing Teams, Inc.

                                   By: /s/ Thomas L. Carter
                                       ----------------------------------------
                                       Thomas L. Carter,Chief Financial Officer

The terms and conditions of this agreement are accepted and agreed to this 16th day of October, 2002

By: /s/ Gerald R. Forsythe
    -----------------------------
    Gerald R. Forsythe